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August 1, 2019	Adam M. Schlichtmann T +1 617 951 7114 adam.schlichtmann@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Keith Gregory

Re:	State Street Master Funds Request for Selective Review of Registration Statement Amendment (Registration No. 811-09599)

Dear Mr. Gregory:

On July 19, 2019 State Street Master Funds (the “Trust”) filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 27 (the “Amendment”) to the Trust’s registration statement (the “Registration Statement”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed principally for the purpose of making certain changes to the registration statement for State Street ESG Liquid Reserves Portfolio (the “Portfolio”). The Portfolio intends to operate as a master fund in which State Street ESG Liquid Reserves Fund (the “Feeder Fund”), a series of State Street Institutional Investment Trust (Registration Nos. 333-30810 and 811-09819) (the “Feeder Trust”), intends to invest substantially all of its assets.

On April 18, 2019, the Feeder Trust filed an amendment to its registration statement under the 1940 Act and the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of adding the Feeder Fund as a new series of the Feeder Trust (the “Feeder Fund 485(a) Filing”). Mr. Keith Gregory of the staff of SEC (the “Staff”) provided comments on the Feeder Fund 485(a) Filing to Adam Schlichtmann on May 29, 2019, and the Feeder Trust responded to those comments in a letter filed with the SEC on June 25, 2019 (the “Initial Letter”). The Staff provided supplemental comments on the correspondence filing to Mr. Schlichtmann on June 27, 2019, and the Feeder Trust responded to those supplemental comments in a letter filed with the SEC on June 28, 2019 (together with the Initial Letter, the “Feeder Fund Letters”).

In the Feeder Fund Letters, the Feeder Fund undertook to make certain changes to its registration statement disclosure in response to Staff comments. The Feeder Fund made these and other changes in a filing pursuant to Rule 485(b) under the 1933 Act on July 1, 2019 (the “Feeder Fund 485(b) Filing”). In the Feeder Fund Letters, the Feeder Fund also represented, in response to a Staff

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request, that it had been informed by the Portfolio that the Portfolio would treat all comments by the Staff with respect to the registration statement for the Feeder Fund as though they were also provided with respect to the Portfolio’s registration statement, as applicable. For business reasons, the Portfolio determined to file the Amendment. Consistent with the representation cited above, the principal purpose of the Amendment was to revise the Portfolio’s principal investment strategies and principal risks disclosures to conform to the principal investment strategies and principal risks disclosures included in the Feeder Fund 485(b) Filing.

Request for Selective Review

In accordance with the release issued by the SEC regarding selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments, and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984), the Portfolio respectfully requests selective review of the Amendment, as explained in more detail below.

The information contained in the Part A, Part B and Part C of the Amendment is substantially the same as information contained in the Part A, Part B and Part C included in Amendment No. 26 under the 1940 Act to the Trust’s registration statement filed on May 17, 2019, except that (1) disclosure relating to the Portfolio’s principal investment strategies and principal risks was revised to conform substantially to the principal investment strategies and principal risks disclosure included in the Feeder Fund 485(b) Filing and (2) certain changes were made to the Part B to conform to disclosure included in the Feeder Fund 485(b) Filing. No changes were made to the Part C. Mr. Schlichtmann provided the Staff with redline comparisons of the Part A and Part B included in these two amendments on July 23, 2019.

The Portfolio is therefore requesting selective review of all sections of the Portfolio’s Part A, Part B and Part C.

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Please do not hesitate to call me at (617) 951-7114 if you have any questions or if you require additional information.

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann